FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
MAR 13 2002
366
SECTION

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934





02024353

6 March 2002

BALTIMORE TECHNOLOGIES PLC

(Registrant's name)

Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
Theale, Reading, Berkshire, England RG7 4SA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).

EXHIBIT INDEX

Company	Baltimore Technologies PLC
TIDM	BLM
Headline	Result of EGM
Released	15:03 6 Mar 2002
RNS Number	5174S

Baltimore Technologies plc announces EGM Results

London, UK – 6 March 2002 – Baltimore Technologies plc (London: BLM) announces that at its Extraordinary General Meeting held in London today, the resolution to approve the proposed disposal of the Content Technologies business to Clearswift Corporation was duly passed. Votes received in respect of the resolution were as follows:

	For	**Against**	**Abstain**
Votes received	70,392,772	203,483	248

The disposal is expected to complete on 1 April 2002.

About Baltimore Technologies

Baltimore Technologies' products, services and solutions solve the fundamental security and trust needs of e-business. Baltimore's e-security technology gives companies the necessary tools to verify the identity of who they are doing business with and securely manage which resources and information users can access on open networks. Many of the world's leading organisations use Baltimore's e-security technology to conduct business more efficiently and cost effectively over the Internet and wireless networks. Baltimore also offers worldwide support for its authorisation management and public key-based authentication systems.

Baltimore's products and services are sold directly and through its worldwide partner network, Baltimore TrustedWorld. Baltimore Technologies is a public company, principally trading on London (BLM). For more information on Baltimore Technologies please visit http://www.baltimore.com

For more information:

Simon Enoch
Baltimore Technologies plc
6 March 2002: Tel: +44 20 7831 3113
Thereafter: Tel: +44 118 903 8000

END

Company website

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALTIMORE TECHNOLOGIES PLC

By: 

Name: Simon Enoch
Title: Secretary and General Legal Counsel

DATE: 2002 6 March

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